EXHIBIT 99.1

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

TULSA OFFICE HOUSTON OFFICE
First Place Tower Kellog Brown and Root Tower
15 East Fifth Street • Suite 3500 601 Jefferson Ave. • Suite 3790
Tulsa, Oklahoma 74103-4350 Houston, Texas 77002-7912
(918) 587-5521 • Fax: (918) 587-2881 (713) 651-8006 • Fax: (281) 754-4934
March 23, 2010

New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

Attn:           Mr. Gene Bertcher
    Chief Executive Officer

Re:  Estimated Reserves and Future Net Revenue
Proved Producing and Undeveloped Reserves
Oil and Gas Properties Owned by
Mountaineer State Energy Inc.

Gentlemen:

In accordance with your request, we have prepared an estimate of net proved producing, non-producing, and undeveloped reserves and the future net revenue to be realized from the interests owned by Mountaineer State Energy Inc. (Mountaineer) in oil and gas properties located in the states of Ohio and West Virginia.  The effective date of this estimate is December 31, 2009, and the results are summarized as follows:

	ESTIMATED REMAINING
	NET RESERVES		FUTURE NET REVENUE
				Present Worth
RESERVE	Oil	Gas	TOTAL	Disc. @ 10%
CLASSIFICATION	(BBLS)	(MCF)	($)	($)

Proved Developed
Producing	19,291	2,466,819	9,068,912	4,473,309
Non-Producing	-	400,194	1,568,819	247,666
Sub-Total	19,291	2,867,013	10,637,731	4,720,975

Proved Undeveloped
Primary	-	4,694,375	15,521,462	6,650,898

Total All Reserves	19,291	7,561,388	26,159,193	11,371,873

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.

No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries.  Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue.  Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenue.  A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3.  Schedule No. 4 presents the individual cash flows for the various entities.  These are accompanied by production decline curves that show our projections of future producing rates.

BACKGROUND

This estimate is concerned with approximately 215 gas wells of which 122 were selling gas on the effective date.  These wells are located in two Ohio counties, Athens and Meigs, and the three West Virginia counties of Calhoun, Jackson and Roane.  Composite production decline curves have been prepared of gas production (sales) for each of the five counties.  These composite decline curves are the “forecast entities” referred to in the preceding paragraphs.

CLASSIFICATION OF RESERVES

Reserves assigned to the various wells have been classified as “proved developed” and “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC).  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” and “proved developed non-producing.”

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

ESTIMATION OF RESERVES

All of Mountaineer’s active wells have been producing for a considerable length of time and all have well-defined production declining trends.  Reserves attributable to these wells were based upon extrapolation of these decline trends to an economic limit.

Reserves anticipated from workovers and/or undeveloped locations were based upon analogy with nearby wells which are producing from the same horizons in the respective areas.

FUTURE NET REVENUE

Oil and Gas Income

Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month in 2009 as provided by the staff of Mountaineer.  Gas was being sold in both Ohio and West Virginia under two contracts, and the weighted average prices in each state were used, $6.319 per MCF in Ohio and $6.547 per MCF for gas sold in West Virginia.  These prices were held constant, but provisions were made for state severance and ad valorem taxes.

Income from oil sales was also based on the average of prices received the first day of each month in 2009.  This price supplied by Mountaineer was $55.97 per barrel and held constant with provisions for state severance and ad valorem taxes.

Projected produced gas volumes from West Virginia wells were reduced to sales volumes based on actual shrinkage data as provided by Mountaineer.

Operating Expenses

Anticipated monthly expenses were based on actual expenses incurred in 2009 as supplied by Mountaineer.  Expenses were not escalated but held constant for the various recovery periods

Future Expenses

As provided by Mountaineer, provisions have been made for future expenses required for workovers, drilling, and completion of wells drilled to capture the proved undeveloped reserves.  These costs have been held constant from current estimates.

GENERAL

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Mountaineer or was obtained by us from outside sources we consider to be reliable.  This information is assumed to be correct.  No attempt has been made to verify title or ownership of the subject properties.  Wells were not inspected by a representative of this firm, nor were they tested under our supervision; however, the performance of the majority of the wells was discussed with the employees of Mountaineer.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including, prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date.  Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.